Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

From: CEO Broadcast <CEO.Broadcast@VistaOutdoor.com>
Date: Friday, October 25, 2024 at 11:08 AM
To: CEO Broadcast <CEO.Broadcast@VistaOutdoor.com>
Subject: 10.25.24 | A memo from co-CEOs Eric Nyman and Jason Vanderbrink Re: Special meeting of stockholders

Vista Outdoor team,

Before discussing our upcoming special meeting of stockholders, we first want to extend our heartfelt gratitude to each of you for your exceptional effort and commitment in helping us separate The Kinetic Group and Revelyst. We achieved this milestone because of your hard work, focus and dedication over the past few months, and we are deeply proud of how our team has come together to make this possible. We will share more about the separation process soon, but in the meantime, please know how much we appreciate your efforts to bring our companies to this point.

As you might have seen in Thursday's press release, our special meeting of stockholders to vote and approve the acquisition of the Kinetic Group by CSG will be held Nov. 25, 2024, at 9 a.m. CT. The CSG transaction positions The Kinetic Group for growth and success by providing the company with additional resources to build its iconic American brands. We urge stockholders to vote for the transaction at the upcoming stockholder meeting. Vista Outdoor and CSG have already received all regulatory approvals and expect the transaction to close shortly after receipt of stockholder approval.

We also announced a transaction with Strategic Value Partners (SVP) to acquire Revelyst. This transaction delivers exceptional value for stockholders and will make Revelyst a stronger company with more opportunities to innovate and deliver top-tier products to outdoor enthusiasts while enhancing our market leadership in the outdoor recreation industry.

Please note, the transaction with SVP is contingent upon the closing of the CSG transaction. If the CSG transaction is not approved by the Vista Outdoor stockholders, the SVP transaction cannot be completed. Therefore, it is imperative stockholders vote FOR the CSG transaction at the upcoming stockholder meeting to realize the value of both transactions.

We are mailing stockholders as of Oct. 18 a new proxy statement with additional details on the transactions and voting instructions.

Here’s how you can vote:

●	On the Internet: Online at www.proxyvote.com by following the instructions provided in your proxy card, by 11:59 PM ET on Nov. 24, 2024;
●	By Telephone: Calling 1-800-690-6903, which is available until 11:59 p.m. ET on Nov. 24, 2024; or
●	By Mail: Signing and dating the proxy card that you receive and returning it in the prepaid envelope by Nov. 21, 2024 (sign your name exactly as it appears on the proxy).

Following receipt of stockholder approval for the CSG transaction, and subject to the receipt of regulatory approvals and customary closing conditions, we expect SVP’s acquisition of Revelyst to close by January 2025. Between the closing of the CSG transaction and the SVP transaction, Revelyst will become a standalone public company trading under the NYSE ticker: GEAR. Note this will only be for a short period until we complete the SVP transaction. We will provide additional details on the process for executing these two transactions in the coming weeks. But our strategic priorities, the exceptional value we deliver to our customers and our day-to-day responsibilities will not change during this time.

It has been a long road, and we’re pleased with the outcome we achieved after an exhaustive process led by our Board and leadership team. We appreciate all your hard work and unwavering focus on providing our customers around the world with high quality, innovative products. We could not have gotten to this point without you.

We are confident our future is bright, and we continue to thank you for your support.

Sincerely,
Eric Nyman, Co-CEO Vista Outdoor, CEO Revelyst
Jason Vanderbrink, Co-CEO Vista Outdoor, CEO The Kinetic Group

Forward-Looking Statements
Some of the statements made and information contained in this communication, excluding historical information, are “forward-looking statements,” including those that discuss,  among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans,  objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “CSG Transaction”) and risks related to the previously announced transaction among Vista Outdoor, Revelyst, Olibre LLC and Cabin Ridge, Inc. (the “SVP Transaction”) including (i) the failure to receive, on a timely basis or otherwise, the required approval of the CSG Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the CSG Transaction or the SVP Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the CSG Transaction or the SVP Transaction, including in circumstances which would require Vista Outdoor or Revelyst, as applicable, to pay a termination fee, (v) the effect of the announcement or pendency of the CSG Transaction or the SVP Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the CSG Transaction or the SVP Transaction diverting management’s attention from our ongoing business operations, (vii) that the CSG Transaction or the SVP Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the CSG Transaction or the SVP Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all, and (viii) that the consideration paid to Revelyst stockholders in connection with the SVP Transaction cannot be determined until the consummation of the SVP Transaction as it is subject to certain adjustments related to the net cash of Revelyst as of the closing of the SVP Transaction and the management team’s current estimate of the consideration may be higher or lower than the actual consideration paid to Revelyst stockholders in connection with the SVP Transaction due to the actual cash flows prior to the closing of the SVP Transaction or other factors; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; our association with the firearms industry, others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; our debt covenants may limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the conflict in the Gaza strip, the COVID-19 pandemic or another pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation
This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the CSG Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It
These materials may be deemed to be solicitation material in respect of the CSG Transaction. In connection with the CSG Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 (which was declared effective by the SEC on March 22, 2024 and was subsequently amended by the post-effective amendment filed by Revelyst on October 16, 2024 and declared effective by the SEC on October 18, 2024) in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the CSG Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CSG TRANSACTION, THE SVP TRANSACTION AND THE PARTIES TO EACH TRANSACTION. The definitive proxy statement/prospectus will be mailed to each of our stockholders entitled to vote at the meeting relating to the approval of the CSG Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation
Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the CSG Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2024 Annual Meeting of Stockholders, which was filed with the SEC on July 24, 2024, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the CSG Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the CSG Transaction.